EXHIBIT 99.1
DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

The unaudited interim consolidated earnings and consolidated balance sheets have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the unaudited interim consolidated earnings and the consolidated balance sheets. The unaudited interim consolidated earnings and consolidated balance sheets should be read in conjunction with the discussion of the principal differences between Canadian GAAP and U.S. GAAP as well as the other financial information provided in note 25 to Domtar’s financial statements for the year ended December 31, 2005. These unaudited interim consolidated earnings and consolidated balance sheets follow the same accounting policies as the most recent annual consolidated financial statements.
Effective in the second quarter of 2006, Domtar has presented its Vancouver paper mill as a discontinued operation and as assets held for sale in its consolidated financial statements. In accordance with the relevant accounting and SEC requirements, Domtar intends to re-issue its historical financial statements and the related “Management’s Discussion and Analysis” for the year ended December 31, 2005 to present the Vancouver paper mill as a discontinued operation. This reclassification will have no effect on Domtar’s reported net earnings but presents “Earning (loss) from continuing operations” and “Loss from discontinued operations” as new lines in the statement of earnings and “Assets held for sale” on the balance sheet. The annual financial information for Domtar presented below is labeled “unaudited” because Domtar’s restated financial statements for the year ended December 31, 2005 are not yet audited.
(a)     Net earnings adjustments
The following table provides a reconciliation of the net earnings (loss) from Canadian GAAP to U.S. GAAP:

			Twelve
			months
	Nine months ended		ended
	September 30,		December 31,
	2006	2005	2005
	Unaudited	Unaudited	Unaudited
	$	$	$
Earnings (loss) from continuing operations in accordance with Canadian GAAP	13	(29)	(307)
Adjustments with respect to the following items:
Pension plans cost (1)	(8)	(10)	(14)
Other employee future benefit plans cost (2)	5	5	5
Revenue stream hedge (3)	(7)	—	—
Foreign currency hedging contracts (4)	—	2	2
Commodity hedging contracts (5)	—	4	3
Interest rate swap contracts (6)	(9)	(9)	(13)
Amortization of deferred gain (7)	(4)	(4)	(5)
Acquisition of E.B. Eddy (8)	(3)	(4)	(80)
Formation of Norampac (9)	(2)	(2)	(2)
Gains from discontinued operations (10)	—	(1)	—
Tax effect of the above adjustments	10	8	9

Loss from continuing operations in accordance with U.S. GAAP	(5)	(40)	(402)
Losses from discontinued operations net of income taxes	(8)	(10)	(100)

Net loss in accordance with U.S. GAAP	(13)	(50)	(502)
Dividend requirements of preferred shares	1	1	1

Net loss applicable to common shares in accordance with U.S. GAAP	(14)	(51)	(503)

Loss from continuing operations per common share in accordance with U.S. GAAP (in dollars)
Basic	(0.03)	(0.18)	(1.75)
Diluted	(0.03)	(0.18)	(1.75)
Net loss per common share in accordance with U.S. GAAP (in dollars)
Basic	(0.06)	(0.22)	(2.19)
Diluted	(0.06)	(0.22)	(2.19)

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(a)     Net earnings adjustments (continued)
The following table presents the unaudited interim consolidated earnings under Canadian and U.S. GAAP:

					Twelve
					months ended
	Nine months ended September 30,				December 31,
	2006		2005		2005
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	$	$	$	$	$	$

Sales	3,527	3,027	3,743	3,252	4,880	4,237

Operating expenses
Cost of sales	2,976	2,599	3,218	2,827	4,239	3,719
Selling, general and administrative	175	145	193	157	281	229
Amortization	237	213	270	245	367	406
Closure and restructuring costs	30	30	31	18	334	323

	3,418	2,987	3,712	3,247	5,221	4,677

Operating profit (loss) from continuing operations	109	40	31	5	(341)	(440)
Financing expenses	119	117	114	106	155	143
Amortization of deferred gain	(4)	—	(4)	—	(5)	—
Share of joint ventures’ net earnings	—	(32)	—	(3)	—	7
Derivative instruments loss	—	9	—	3	—	8

Loss from continuing operations before income taxes	(6)	(54)	(79)	(101)	(491)	(598)
Income tax recovery	(19)	(49)	(50)	(61)	(184)	(196)

Earnings (loss) from continuing operations	13	(5)	(29)	(40)	(307)	(402)
Loss from discontinued operations, net of income taxes	(8)	(8)	(11)	(10)	(81)	(100)

Net earnings (loss)	5	(13)	(40)	(50)	(388)	(502)
Dividend requirements of preferred shares	1	1	1	1	1	1

Net earnings (loss) applicable to common shares	4	(14)	(41)	(51)	(389)	(503)

Loss from continuing operations per common share (in dollars)
Basic	0.05	(0.03)	(0.13)	(0.18)	(1.34)	(1.75)
Diluted	0.05	(0.03)	(0.13)	(0.18)	(1.34)	(1.75)

Net loss per common share (in dollars)
Basic	0.02	(0.06)	(0.18)	(0.22)	(1.69)	(2.19)
Diluted	0.02	(0.06)	(0.18)	(0.22)	(1.69)	(2.19)

i)   See Section e for the reconciliation of the consolidated earnings items.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(b)     Balance sheet adjustments
The following table presents the unaudited interim consolidated balance sheets under Canadian GAAP and U.S. GAAP:

	September 30, 2006		December 31, 2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

	Unaudited	Unaudited	Unaudited	Unaudited
	$	$	$	$
Assets
Current assets
Cash and cash equivalents	62	52	83	68
Receivables	315	218	294	212
Inventories	633	556	715	641
Prepaid expenses	27	23	11	8
Income and other taxes receivable	20	20	16	15
Future income taxes	35	35	38	38

	1,092	904	1,157	982
Property, plant and equipment	3,377	3,052	3,634	3,304
Assets held for sale	24	24	—	—
Goodwill	85	23	92	23
Investments in joint ventures (7)	—	295	—	269
Other assets	303	241	309	286

	4,881	4,539	5,192	4,864

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	63	55	21	14
Trade and other payables	562	470	651	564
Income and other taxes payable	42	37	29	29
Long-term debt due within one year	2	1	2	1

	669	563	703	608
Long-term debt	2,089	1,896	2,257	2,040
Future income taxes	240	134	292	180
Other liabilities and deferred credits	287	397	331	464

	3,285	2,990	3,583	3,292

Shareholders’ equity
Preferred shares	33	33	36	36
Common shares	1,787	1,787	1,783	1,783
Contributed surplus	15	15	14	14
Retained earnings	(14)	19	(19)	35
Accumulated foreign currency translation adjustments	(225)	—	(205)	—
Accumulated other comprehensive income	—	(305)	—	(296)

	1,596	1,549	1,609	1,572

	4,881	4,539	5,192	4,864

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(c)     Differences between Canadian GAAP and U.S. GAAP
Significant differences between Canadian and U.S. GAAP are described below.
(1)   Pension plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Differences also arise from the fact that the straight-line method is used to amortize actuarial gains and losses for U.S. GAAP purposes while the corridor method is used for Canadian GAAP purposes.
Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in “Other comprehensive income,” net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.
(2)   Other employee future benefit plans cost
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.
(3)   Revenue stream hedge
In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, Domtar elected to designate certain U.S. dollar denominated long-term debt as a hedge of its U.S. dollar revenue stream. Starting in the fourth quarter of 2004, this U.S. dollar denominated long-term debt was no longer designated as a hedge of future U.S. dollar revenue stream. The exchange gain deferred under Canadian GAAP was recorded to earnings under U.S. GAAP, as such designation is not possible under U.S. GAAP.
(4)   Foreign currency hedging contracts
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for foreign currency contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales.”
(5)   Commodity hedging contracts
On January 1, 2004, Domtar adopted the Canadian accounting recommendations relating to hedging relationships for commodity contracts. These recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied prospectively. For contracts initiated prior to that date, Domtar has elected not to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(c)     Differences between Canadian GAAP and U.S. GAAP (continued)
(5)   Commodity hedging contracts (continued)
Under Canadian GAAP, commodity contracts are not designated for hedge accounting, except for bunker oil and electricity contracts. Contracts that are not designated for hedge accounting are marked to market and the resulting gains and losses are recorded in earnings. Domtar has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in earnings. For contracts that are designated for hedge accounting, the realized gains and losses are included in “Sales” or “Cost of sales” as appropriate.
(6)   Interest rate swap contracts
Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the consolidated financial statements. Under U.S. GAAP, certain interest rate swap contracts cannot be designated as a hedge and are marked to market; therefore, any fluctuations of the fair value are recorded to earnings.
In 2002, Domtar terminated, prior to maturity, its interest rate swap contracts for net cash proceeds of $40 million (US$26 million).
(7)   Joint ventures
Interests in joint ventures are accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net loss” or “Shareholders’ equity.”
Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized in earnings upon the formation of Norampac.
(8)   Acquisition of E.B. Eddy
The E.B. Eddy acquisition has been accounted for under Canadian GAAP, which at the time differed from U.S. GAAP in the accounting for income taxes, pension benefits cost and accounting for business integration provisions.
In 2005, in conjunction with the closure and restructuring costs, Domtar recorded an additional $11 million write-down on property, plant and equipment created at the time of the E.B. Eddy acquisition under U.S. GAAP.
During the fourth quarter of 2005, Domtar conducted its annual impairment test on the goodwill recognized under U.S. GAAP. Accordingly, Domtar recorded an $85 million impairment loss related to the impairment of this goodwill. The impairment loss is attributable to the impact of sustained operating losses, mill closures and restructuring efforts. The fair value of the associated reporting units was determined using a combination of valuation methods including the expected present value of future cash flows.
(9)   Formation of Norampac
On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian with U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(c)     Differences between Canadian GAAP and U.S. GAAP (continued)
(10)   Losses (gains) from discontinued operations
On January 1, 2002, Domtar adopted SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for reporting purposes under U.S. GAAP. SFAS 144 establishes an accounting model to be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. Pursuant to SFAS 144, the permanent closure of the St. Catharines, Ontario, paper mill in 2002 and the wood products remanufacturing facility in Daveluyville, Quebec and the hardwood lumber operations in Sault Ste. Marie, Ontario in 2003, qualify as discontinued operations. Domtar prospectively adopted the revised Canadian accounting recommendations for disposal of long-lived assets and discontinued operations applicable to disposal activities initiated on or after May 1, 2003. These recommendations harmonize Canadian GAAP with U.S. GAAP.
(11)   Investment tax credits
Under U.S. GAAP, the income tax expense has been reduced in 2006 by $14 million (for the nine months ended September 30, 2005 — $4 million; for the twelve months ended December 31, 2005 — $4 million) for investment tax credits related to research and development expenses, which had been recognized as a reduction of “Cost of sales” under Canadian GAAP.
(12)   Long-term debt discount
Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.
(13)   Foreign currency translation adjustments
Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” Under Canadian GAAP, the concept of comprehensive income exists but applies to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of “Shareholders’ equity.”
(14)   Comprehensive income
U.S. GAAP requires the disclosure of “Comprehensive income.” The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006.
(15)   Consolidated cash flows
Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the joint ventures would be shown as an equity investment and not proportionately consolidated.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(d)     Supplementary disclosures
(i)   Inventories
Inventories under U.S. GAAP are comprised of the following:

	September 30,	December 31,
	2006	2005
	Unaudited	Unaudited
	$	$

Work in process and finished goods	310	352
Raw materials	122	160
Operating and maintenance supplies	124	129

	556	641

(ii)   Comprehensive income and accumulated other comprehensive income
Under U.S. GAAP, Domtar is required to disclose certain information about comprehensive income. This information is as follows:

			Twelve
			months
	Nine months ended		ended
	September 30,		December 31,
	2006	2005	2005
	Unaudited	Unaudited	Unaudited
	$	$	$
Comprehensive income
Net loss in accordance with U.S. GAAP	(13)	(50)	(502)
Other comprehensive income
Additional minimum liability of defined benefit pension plans, net of income taxes of $45 million (for the nine months ended September 30, 2005 — expense of $43 million; for the twelve months ended December 31, 2005 — expense of $50 million)	18	(72)	(95)
Unrealized gains and losses on commodity hedging contracts, net of income taxes of nil (for the nine months ended September 30, 2005 — expense of $1 million; for the twelve months ended December 31, 2005 — nil)	(1)	2	1
Unrealized gains and losses on foreign currency hedging contracts, net of income taxes recovery of $3 million (for the nine months ended September 30, 2005 — nil; for the twelve months ended December 31, 2005 — recovery of $7 million)	(6)	—	(12)
Foreign currency translation adjustments	(20)	(15)	(11)

Comprehensive income	(22)	(135)	(619)

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(d)     Supplementary disclosures (continued)
(ii)   Comprehensive income and accumulated other comprehensive income (continued)

	September 30,	December 31,
	2006	2005
	Unaudited	Unaudited
	$	$
Accumulated other comprehensive income
Additional minimum liability of defined benefit pension plans	(92)	(110)
Unrealized gains on commodity hedging contracts	—	1
Unrealized gains on foreign currency hedging contracts	8	14
Foreign currency translation adjustments	(221)	(201)

Accumulated other comprehensive income	(305)	(296)

(iii)   Impact of accounting pronouncements not yet implemented
Fair value measurements
In September 2006, FASB issued Statement No. 157, “Fair Value Measurements.” Statement 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Domtar is currently evaluating the effect that Statement 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of Statement 157 in fiscal 2008.
Accounting for defined benefit pension and other post retirement plans
In September 2006, FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R).” Statement 158 requires an employer to recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position through comprehensive income. Statement 158 does not allow prior balance sheets to be adjusted and also requires an employer to measure the funded status of a plan as of the date of its year-end statement balance sheet. Domtar is currently evaluating the effect that Statement 158 will have on its financial position when Statement 158 is adopted in the fourth quarter of 2006.
Uncertainty in income taxes
In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Domtar is currently evaluating the effect that Interpretation 48 will have on its financial position and results of operations when the Interpretation is adopted in the first quarter of 2007.

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(iii)   Impact of accounting pronouncements not yet implemented (continued)
Accounting for planned major maintenance activities
In September 2006, FASB issued Staff Position AUG AIR — 1, “Accounting for Planned Major Maintenance Activities.” The Staff Position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method. Domtar currently uses the accrue-in-advance method to smooth planned major maintenance costs within years. Domtar is required to adopt the Staff Position in the first quarter of 2007 and will reflect major maintenance costs in the periods incurred for all interim periods presented after the effective date of the Staff Position.
Quantifying financial statement misstatements
In September 2006, Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” The Staff Accounting Bulletin requires registrants to quantify misstatements in current-year financial statements using both the balance sheet and income statement methods, commonly referred to as the iron curtain and rollover methods. Domtar is currently evaluating the effect that this Staff Accounting Bulletin will have on its financial position and results of operations when the Staff Accounting Bulletin is adopted in the fourth quarter of 2006.
(e)     Reconciliation of the consolidated earnings items from Canadian GAAP to U.S. GAAP

			Twelve
			months
	Nine months ended		ended
	September 30,		December 31,
	2006	2005	2005
	Unaudited	Unaudited	Unaudited
	$	$	$
Sales — Canadian GAAP	3,527	3,743	4,880
Joint ventures (7)	(500)	(491)	(643)

Sales — U.S. GAAP	3,027	3,252	4,237

Cost of sales — Canadian GAAP	2,976	3,218	4,239
Pension plans cost (1)	8	10	6
Other employee future benefit plans cost (2)	(5)	(5)	(3)
Investment tax credits (11)	14	4	4
Joint ventures (7)	(394)	(400)	(527)

Cost of sales — U.S. GAAP	2,599	2,827	3,719

Selling, general and administrative — Canadian GAAP	175	193	281
Joint ventures (7)	(30)	(36)	(52)

Selling, general and administrative — U.S. GAAP	145	157	229

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(e)     Reconciliation of the consolidated earnings items from Canadian GAAP to U.S. GAAP

			Twelve
			months
	Nine months ended		ended
	September 30,		December 31,
	2006	2005	2005
	Unaudited	Unaudited	Unaudited
	$	$	$

Amortization — Canadian GAAP	237	270	367
Acquisition of E.B. Eddy (8)	3	4	80
Joint ventures (7)	(27)	(29)	(41)

Amortization — U.S. GAAP	213	245	406

Closure and restructuring costs — Canadian GAAP	30	31	334
Pension plans costs (1)	—	—	8
Other employee future benefit plans cost (2)	—	—	(2)
Joint venture (7)	—	(14)	(17)
Discontinued operations (10)	—	1	—

Closure and restructuring costs — U.S. GAAP	30	18	323

Financing expenses — Canadian GAAP	119	114	155
Revenue stream hedge (3)	7	—	—
Joint ventures (7)	(9)	(8)	(12)

Financing expenses — U.S. GAAP	117	106	143

Amortization of deferred gain — Canadian GAAP	(4)	(4)	(5)
Joint ventures (7)	4	4	5

Amortization of deferred gain — U.S. GAAP	—	—	—

Share of joint ventures’ net (earnings) loss — Canadian GAAP	—	—	—
Joint ventures (7)	(32)	(3)	7

Share of joint ventures’ net (earnings) loss — U.S. GAAP	(32)	(3)	7

Derivative instruments loss — Canadian GAAP	—	—	—
Foreign currency hedging contracts (4)	—	(2)	(2)
Commodity hedging contracts (5)	—	(4)	(3)
Interest rate swap contracts (6)	9	9	13

Derivative instruments loss — U.S. GAAP	9	3	8

Income tax recovery — Canadian GAAP	(19)	(50)	(184)
Tax effect of the adjustments	(10)	(6)	(9)
Investment tax credits (11)	(14)	(4)	(4)
Joint ventures (7)	(6)	(1)	1

Income tax recovery — U.S. GAAP	(49)	(61)	(196)

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(f)     Reconciliation of the consolidated balance sheets items from Canadian GAAP to U.S. GAAP

	September 30,	December 31,
	2006	2005
	Unaudited	Unaudited
	$	$

Cash and cash equivalents — Canadian GAAP	62	83
Joint ventures (7)	(10)	(15)

Cash and cash equivalents — U.S. GAAP	52	68

Receivables — Canadian GAAP	315	294
Joint ventures (7)	(97)	(82)

Receivables — U.S. GAAP	218	212

Inventories — Canadian GAAP	633	715
Joint ventures (7)	(77)	(74)

Inventories — U.S. GAAP	556	641

Prepaid expenses — Canadian GAAP	27	11
Joint ventures (7)	(4)	(3)

Prepaid expenses — U.S. GAAP	23	8

Property, plant and equipment — Canadian GAAP	3,377	3,634
Acquisition of E.B. Eddy (8)	47	50
Formation of Norampac (9)	16	18
Joint ventures (7)	(388)	(398)

Property, plant and equipment — U.S. GAAP	3,052	3,304

Goodwill — Canadian GAAP	85	92
Acquisition of E.B. Eddy (8)	17	17
Joint ventures (7)	(79)	(86)

Goodwill — U.S. GAAP	23	23

Other assets — Canadian GAAP	303	309
Pension plans cost (1)	(100)	(93)
Intangible assets related to additional minimum liability (1)	61	77
Commodity hedging contracts (5)	(1)	—
Foreign currency hedging contracts (4)	11	20
Long-term debt discount (12)	(9)	(10)
Joint ventures (7)	(24)	(17)

Other assets — U.S. GAAP	241	286

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(f)     Reconciliation of the consolidated balance sheets items from Canadian GAAP to U.S. GAAP (continued)

	September 30,	December 31,
	2006	2005
	Unaudited	Unaudited
	$	$

Bank indebtedness — Canadian GAAP	63	21
Joint ventures (7)	(8)	(7)

Bank indebtedness — U.S. GAAP	55	14

Trade and other payables — Canadian GAAP	562	651
Joint ventures (7)	(92)	(87)

Trade and other payables — U.S. GAAP	470	564

Income and other taxes payable — Canadian GAAP	42	29
Joint ventures (7)	(5)	—

Income and other taxes payable — U.S. GAAP	37	29

Long-term debt due within one year — Canadian GAAP	2	2
Joint ventures (7)	(1)	(1)

Long-term debt due within one year — U.S. GAAP	1	1

Long-term debt — Canadian GAAP	2,089	2,257
Long-term debt discount (12)	(9)	(10)
Joint ventures (7)	(184)	(207)

Long-term debt — U.S. GAAP	1,896	2,040

Future income taxes — Canadian GAAP	240	292
Tax effect of the adjustments	(33)	(35)
Joint ventures (7)	(73)	(77)

Future income taxes — U.S. GAAP	134	180

Other liabilities and deferred credits — Canadian GAAP	287	331
Pension plans cost (1)	1	—
Additional minimum liability of defined benefit pension plans (1)	198	244
Other employee future benefit plans cost (2)	8	13
Revenue stream hedge (3)	(41)	(48)
Interest rate swap contracts (6)	(1)	(10)
Deferred gain on contribution of net assets to Norampac (7)	(30)	(34)
Joint ventures (7)	(25)	(32)

Other liabilities and deferred credits — U.S. GAAP	397	464

DOMTAR INC.
Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2006 and the Unaudited Consolidated Financial Statements for the Twelve Months ended December 31, 2005
(In millions of Canadian dollars, unless otherwise noted)

(f)     Reconciliation of the consolidated balance sheets items from Canadian GAAP to U.S. GAAP (continued)

	September 30,	December 31,
	2006	2005
	Unaudited	Unaudited
	$	$

Deficit — Canadian GAAP	(14)	(19)
Pension plans cost (1)	(69)	(63)
Other employee future benefit plans cost (2)	(6)	(10)
Revenue stream hedge (3)	26	32
Foreign currency hedging contracts (4)	(2)	(2)
Commodity hedging contracts (5)	(1)	(1)
Interest rate swap contracts (6)	—	6
Deferred gain on contribution of net assets to Norampac (7)	19	22
Acquisition of E.B. Eddy (8)	50	52
Formation of Norampac (9)	16	18

Retained earnings — U.S. GAAP	19	35

Accumulated foreign currency translation adjustments - Canadian GAAP	(225)	(205)
Additional minimum liability of defined benefit pension plans (1)	(92)	(110)
Commodity hedging contracts (5)	—	1
Foreign currency hedging contracts (4)	8	14
Joint ventures (7)	4	4

Accumulated other comprehensive income — U.S. GAAP	(305)	(296)